UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 23, 2003

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

       (a)   Financial statements of business acquired.

              Not applicable.

       (b)   Pro Forma Financial Information

              Not applicable.

       (c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

  (99)   Press Release

Item 9. Regulation FD Disclosure

On January 23, 2003, Umpqua Holdings Corporation issued a press release announcing its operating earnings for the fourth quarter and year ended 2002. All information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                UMPQUA HOLDINGS CORPORATION
                                (Registrant)

Dated: <u>January 23, 2003</u>   By: /s/Kenneth E. Roberts
                               Kenneth E. Roberts
                               Assistant Secretary

UMPQUA HOLDINGS

CORPORATION

Parent company for Umpqua Bank and Strand, Atkinson, Williams & York

I. FOR IMMEDIATE RELEASE

Contacts:

Ray Davis   Dan Sullivan
President/CEO   EVP/CFO
Umpqua Holdings Corporation   Umpqua Holdings Corporation
503-546-2490   503-546-2492
raydavis@umpquabank.com   dansullivan@umpquabank.com

UMPQUA HOLDINGS CORPORATION ANNOUNCES CONTINUED MOMENTUM IN FOURTH QUARTER AND YEAR-END EARNINGS

PORTLAND, Ore. - Jan. 23, 2003 - Umpqua Holdings Corporation (NASDAQ: UMPQ), parent company of Umpqua Bank and of Strand, Atkinson, Williams & York, Inc. today announced operating earnings of $7.46 million, or $0.31 per diluted share for the fourth quarter of 2002, a 47% increase over the same period one year ago. For the full year 2002, operating earnings were $23.69 million, or $1.11 per diluted share.

Operating earnings are defined as the company's earnings before deduction of merger related expenses, which are only reported in quarters in which significant merger related activities occur. Net income is operating earnings minus merger related expenses.

Net income for the fourth quarter of 2002 was $6.72 million or $0.28 per diluted share. For the full year 2002, net income was $21.97 million or $1.03 per share.

The following table presents a reconciliation of net income to operating earnings, which excludes merger related expenses, for each period presented:

	(Dollars in 000's, except per share data)			
	Q4 2002	Q3 2002	**2002**	2001
Net Income	$ **6,715**	$ 6,010	$ **21,968**	$ 8,550
Add Back: Merger related expense, net of tax	**748**	--	**1,721**	4,837
Operating Earnings	$ **7,463**	$ 6,010	$ **23,689**	$ 13,387
Earnings per diluted share:				
Net Income	$ **0.28**	$ 0.29	$ **1.03**	$ 0.45
Operating Earnings	$ **0.31**	$ 0.29	$ **1.11**	$ 0.70

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30058131.01

'It was another historic year for this company,' said Ray Davis, president and chief executive officer of Umpqua Holdings Corporation. 'Through the acquisition of Centennial Bancorp, which closed on November 15, 2002, we expanded the market territory and services of Umpqua Bank and have become the Northwest's leading community bank. Along with strong revenues from our investment brokerage firm, Strand, Atkinson, Williams & York, we continue to strengthen our platform for continued growth in earnings for 2003.'

Total consolidated assets of Umpqua Holdings as of December 31, 2002 were $2.56 billion, compared to $1.43 billion at December 31, 2001. Total gross loans and deposits were $1.78 billion and $2.1 billion, respectively, as of December 31, 2002, compared to $1.0 billion and $1.2 billion, respectively, as of December 31, 2001. The following table provides a recap of organic growth compared to growth from acquisitions over the past two years:

(dollars in 000's)	Loan Growth			Deposit Growth			Asset Growth		
Fiscal 2001:									
Organic growth	$ 119,731	23	%	$ 72,607	11	%	$ 84,932	11	%
Acquired growth	366,428	69	%	450,982	66	%	558,131	71	%
Total growth	$ 485,999	92	%	523,589	77	%	643,063	82	%
Fiscal 2002:									
Organic growth	**$ 130,277**	**13**	**%**	**$ 177,681**	**15**	**%**	**$ 155,743**	**11**	**%**
Acquired growth	**631,896**	**62**	**%**	**721,216**	**60**	**%**	**971,510**	**68**	**%**
Total growth	**$ 762,173**	**75**	**%**	**$ 898,897**	**75**	**%**	**$ 1,127,253**	**79**	**%**

Non-interest income for the fourth quarter of 2002 increased to $9.16 million, an increase of 37% over the third quarter of 2002 and an increase of 28% over the fourth quarter of 2001. This is due largely to significant increases in mortgage banking revenue. Sold mortgage loan volume was $349 million in the fourth quarter, compared to $166 million in the third quarter. Approximately $71 million of the fourth quarter sold mortgage loan volume is attributable to the former Centennial Bank mortgage operations.

Umpqua Bank, Umpqua Holdings's largest subsidiary, achieved an efficiency ratio before merger-related expenses of 52.88% for the quarter and 55.58% for the year ending December 31, 2002.

All offices and departments of Centennial Bancorp's subsidiary, Centennial Bank, now operate as Umpqua Bank. The integration of the two organizations has proceeded smoothly with standardized products, pricing and lending policies in effect. Full operational integration is expected to be completed within the first half of 2003.

The acquisition of Centennial Bancorp was accounted for under the purchase accounting method, and Centennial Bancorp's results are included from the date of closing.

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30058131.01

About Umpqua Holdings Corporation
Umpqua Holdings Corporation (NASDAQ: UMPQ) is the parent company of Umpqua Bank, an Oregon state-chartered bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank has 68 stores throughout Oregon and Southwest Washington. Umpqua Holdings also owns a retail brokerage subsidiary, Strand, Atkinson, Williams & York, Inc. which has nine locations throughout Oregon and Southwest Washington and offers brokerage services within Umpqua Bank stores. Additionally, Umpqua Holdings's Private Client Services Division provides tailored financial services and products to individual private customers. Umpqua Holdings Corporation is headquartered in Portland, Ore. For more information, visit www.umpquabank.com/investor.

Umpqua Holdings Corporation will conduct a quarterly earnings conference call Thursday, January 23, 2003, at 10:00 a.m. PST where the Company will discuss fourth-quarter results and provide an update on the recent acquisition of Centennial Bancorp. There will be a question-and-answer session following the presentation. Shareholders, analysts and other interested parties are invited to join the call by dialing 888-373-3590 a few minutes before 10:00 a.m. The password is 'UMPQUA.' A rebroadcast can be found approximately one hour after the conference call by dialing 888-568-0502, or by visiting www.umpquabank.com/investor.

This press release includes forward-looking statements. These statements are necessarily subject to risk and uncertainty. Actual results could differ materially from those projected in these forward-looking statements as a result of certain risk factors set forth in the Forms 10-K for Umpqua Holdings Corporation and Centennial Bancorp for the year ended December 31, 2001. These risk factors include, but are not limited to, the level of commercial activity, general market conditions, prevailing interest rates, the companies' abilities to continue generating loans, their abilities to execute on their community-based banking strategies, and intense competition within the banking industry, which the companies believe will increase. Specific risks in this press release include timely completion of the Centennial Bank integration, the timing and amount of consolidated savings and additional acquisition charges, and future growth in assets and earnings.

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30058131.01

Umpqua Holdings Corporation
Consolidated Statements of Income
(unaudited)

	Quarter ended:		
Dollars in thousands, except per-share data	**December 31, 2002**	**September 30, 2002**	**December 31, 2001**
Interest income			
Loans and leases	$ 26,340	$ 20,435	$ 18,374
Investments taxable	2,659	2,557	2,400
Investments tax exempt	790	714	686
Temporary investments	247	318	242
Other interest and dividends	22	28	22
Total interest income	30,058	24,052	21,724
Interest expense			
Deposits	5,769	5,394	6,031
Repurchase agreements and			
fed funds purchased	114	101	121
Trust preferred securities	839	18	-
Other borrowings	213	226	335
Total interest expense	6,935	5,739	6,487
Net interest income	23,123	18,313	15,237
Provision for credit losses	1,384	900	1,750
Non-interest income			
Service charges	2,541	2,138	2,066
Brokerage fees	2,208	2,299	2,125
Mortgage banking revenue	3,989	1,190	2,195
Other income	418	1,078	740
Total non-interest income	9,156	6,705	7,126
Non-interest expense			
Salaries and benefits	10,877	8,963	7,997
Occupancy and equipment	2,936	2,348	2,169
Other	5,221	3,810	4,394
Merger related expenses	1,231	-	5,641
Total non-interest expense	20,265	15,121	20,201
Income before income taxes	10,630	8,997	412
Income taxes	3,915	2,987	1,003
Net income (loss)	$ 6,715	$ 6,010	$ (591)
Weighted average shares			
Outstanding	24,054,398	20,125,583	18,837,665
Weighted average diluted			
Shares outstanding	24,364,161	20,398,796	19,107,953
Basic earnings (loss) per share	$ 0.28	$ 0.30	$ (0.03)
Diluted earnings (loss) per share	$ 0.28	$ 0.29	$ (0.03)

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Umpqua Holdings Corporation
Consolidated Statements of Income
(unaudited)

	Year ended:	
Dollars in thousands, except per-share data	**December 31, 2002**	**December 31, 2001**
Interest income		
Loans and leases	$ 86,966	$ 73,222
Investments taxable	9,493	9,753
Investments tax exempt	2,946	2,737
Temporary investments	838	2,236
Other interest and dividends	82	90
Total interest income	100,325	88,038
Interest expense		
Deposits	21,545	30,155
Repurchase agreements and		
fed funds purchased	372	614
Trust preferred securities	856	
Other borrowings	1,024	1,640
Total interest expense	23,797	32,409
Net interest income	76,528	55,629
Provision for credit losses	3,888	3,190
Non-interest income		
Service charges	8,640	7,768
Brokerage fees	9,012	8,309
Mortgage banking revenue	9,075	5,106
Other income	1,616	2,215
Total non-interest income	28,343	23,398
Non-interest expense		
Salaries and benefits	37,117	30,260
Occupancy and equipment	9,596	9,263
Other	17,249	14,748
Merger related expenses	2,752	6,610
Total non-interest expense	66,714	60,881
Income before income taxes	34,269	14,956
Income taxes	12,301	6,406
Net income	$ 21,968	$ 8,550
Weighted average shares		
Outstanding	21,054,351	18,781,813
Weighted average diluted		
Shares outstanding	21,306,036	19,006,349
Basic earnings per share	$ 1.04	$ 0.46
Diluted earnings per share	$ 1.03	$ 0.45

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Umpqua Holdings Corporation
Consolidated Balance Sheets
(unaudited)

Dollars in thousands, except per-share data	December 31, 2002	September 30, 2002	December 31, 2001
Assets:			
Cash and cash equivalents	$ 120,542	$ 128,022	$ 107,988
Trading account securities	1,905	1,534	3,010
Investments available for sale	331,160	251,996	193,588
Investments held to maturity	18,455	20,011	19,134
Loans held for sale	62,349	32,959	11,520
Loans and leases	1,778,315	1,076,521	1,016,142
Less: Allowance for credit losses	(24,731)	(15,038)	(13,221)
Loans and leases, net	1,753,584	1,061,483	1,002,921
Federal Home Loan Bank stock	6,589	4,973	8,170
Premises and equipment, net	58,585	40,623	38,871
Other real estate owned	2,209	756	1,061
Mortgage servicing rights, net	9,316	7,043	4,876
Goodwill and other intangibles	160,967	26,105	25,841
Other assets	30,303	11,450	11,731
	$ 2,555,964	$ 1,586,955	$ 1,428,711
Liabilities:			
Deposits	$ 2,103,790	$ 1,347,494	$ 1,204,893
Securities sold under agreements			
to repurchase and fed funds purchased	31,232	28,771	33,215
Borrowings	24,219	24,048	31,041
Other borrowings	5,000	-	-
Trust preferred securities	75,000	25,000	-
Other liabilities	28,564	10,428	24,261
Total liabilities	2,267,805	1,435,741	1,293,410
Shareholders' equity:			
Common stock	225,380	94,116	92,268
Retained earnings	59,475	53,880	41,041
Accumulated other comprehensive			
Income	3,304	3,218	1,992
Total shareholders' equity	288,159	151,214	135,301
Total liabilities and shareholders' equity	$ 2,555,964	$ 1,586,955	$ 1,428,711
Common shares outstanding at period			
End	27,980,591	20,137,343	19,952,965
Book value per share	$ 10.30	$ 7.51	$ 6.78
Tangible book value per share	$ 4.55	$ 6.21	$ 5.49
Tangible equity	$ 127,192	$ 125,109	$ 109,460

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Umpqua Holdings Corporation
Loan Portfolio

Dollars in thousands		December 31, 2002		September 30, 2002		December 31, 2001
Loans and leases by purpose:						
Commercial real estate	$	817,691	$	584,921	$	499,155
Residential real estate		79,708		56,530		134,876
Construction		270,116		125,433		74,372
Total real estate		1,167,515		766,884		708,403
Commercial		554,090		259,266		235,809
Leases		6,698		3,931		4,098
Consumer		49,305		46,184		59,988
Other		707		256		7,844
Total loans and leases	$	1,778,315	$	1,076,521	$	1,016,142

		Year ended:		
		December 31, 2002		**December 31, 2001**
Allowance for credit losses				
Balance beginning of period	$	13,221	$	9,838
Provision for credit losses		3,888		3,190
Loan charge-offs, net		(2,234)		(1,670)
Acquisitions		9,856		1,863
Balance end of period	$	24,731	$	13,221
Net charge-offs to average				
Loans and leases (annualized)		0.20%		0.20%
Allowance for credit losses to				
Loans and leases		1.39%		1.30%
Allowance for credit losses to				
non-performing loans and leases		134%		393%
Non-performing loans and leases				
to total loans and leases		1.03%		0.33%
Non-performing assets				
Non-performing loans and leases	$	18,395	$	3,366
Real estate owned		2,209		1,061
Total non-performing assets	$	20,604	$	4,427

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Deposits by Type

	December 31, 2002	**September 30, 2002**	**December 31, 2001**
Demand, non interest bearing	$ 494,810	$ 320,150	$ 270,813
Demand, interest bearing	814,494	490,640	440,739
Savings	162,043	82,314	73,357
Time	632,443	454,390	419,984
Total Deposits	$ 2,103,790	$ 1,347,494	$ 1,204,893

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Umpqua Holdings Corporation
Selected Ratios

	Quarter ended:		
A. Consolidated Ratios	December 31, 2002	September 30, 2002	December 31, 2001
Net Interest Spread:			
Yield on loans and leases	7.21%	7.47%	8.08%
Yield on investments (1)	4.91%	6.01%	6.32%
Yield on temporary investments	1.44%	1.61%	2.21%
Total yield on earning assets	6.61%	6.89%	7.54%
Cost of interest bearing deposits	1.74%	2.09%	2.85%
Cost of securities sold under agreements to			
re-purchase and Fed funds purchased	1.44%	1.53%	1.26%
Cost of borrowings	3.76%	3.73%	5.10%
Cost of trust preferred	5.33%	5.22%	0.00%
Total cost of interest bearing liabilities	1.92%	2.12%	2.86%
Net interest spread	4.69%	4.77%	4.68%
Net interest margin	5.10%	5.27%	5.32%
Before Merger Related Expenses:			
Return on average assets	1.43%	1.55%	1.13%
Return on average equity	13.75%	15.97%	11.75%
Return on average tangible equity	23.76%	19.35%	13.92%
After Merger Related Expenses:			
Return on average assets	1.29%	1.55%	-0.18%
Return on average equity	12.36%	15.97%	-1.90%
Return on average tangible equity	21.38%	19.35%	-2.25%

1.   Bank only Ratios

Umpqua Bank efficiency ratio before merger expenses	52.88%	55.08%	60.19%
Umpqua Bank net interest margin	5.28%	5.27%	5.32%

(1) Tax-exempt interest has been adjusted to a taxable equivalent basis using a 35% tax rate.

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Umpqua Holdings Corporation
Selected Ratios

	Year ended:	
2. Consolidated Ratios	**December 31, 2002**	**December 31, 2001**
Net Interest Spread:		
Yield on loans and leases	7.51%	8.73%
Yield on investments (1)	5.86%	6.51%
Yield on temporary investments	1.58%	3.75%
Total yield on earning assets	7.02%	8.04%
Cost of interest bearing deposits	2.04%	3.70%
Cost of securities sold under agreements to		
re-purchase and Fed funds purchased	1.43%	2.91%
Cost of borrowings	3.77%	5.42%
Cost of trust preferred	5.33%	0.00%
Total cost of interest bearing liabilities	2.12%	3.74%
Net interest spread	4.91%	4.30%
Net interest margin	5.38%	5.13%
Before Merger Related Expenses:		
Return on average assets	1.47%	1.10%
Return on average equity	14.64%	11.32%
Return on average tangible equity	19.76%	12.59%
After Merger Related Expenses:		
Return on average assets	1.36%	0.70%
Return on average equity	13.58%	7.22%
Return on average tangible equity	18.33%	8.04%
Bank only Ratios		
Umpqua Bank efficiency ratio before merger expenses	55.58%	58.23%
Umpqua Bank net interest margin	5.44%	5.13%

(1) Tax-exempt interest has been adjusted to a taxable equivalent basis using a 35% tax rate.

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